UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D



                 Under the Securities Exchange Act of 1934

                             (Amendment No. 8)*

                          XO Communications, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

              Class A Common Stock, par value $0.02 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 65333H707
-------------------------------------------------------------------------------
                               (CUSIP Number)

Fried, Frank, Harris, Shriver & Jacobson  Forstmann Little & Co. Subordinated
      One New York Plaza                       Debt & Equity Management
      New York, NY  10004                      Buyout Partnership-VII, L.P.
      Attn:  Stephen Fraidin, Esq.        Forstmann Little & Co. Equity
                                               Partnership-VI, L.P.
      (212) 859-8000                      FL Fund, L.P.
                                          Theodore J. Forstmann
                                          c/o Forstmann Little & Co.
                                                   767 Fifth Avenue
                                                   New York, NY  10153
                                                   Attn:  Winston W. Hutchins
                                                   (212) 355-5656

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                June 6, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13(g), check the following box.     [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No.  65333H707                                            Page 2 of 23

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
            MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                 (b)   |X|

 3     SEC USE ONLY


 4     SOURCE OF FUNDS*
            OO

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


 6     CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

                     7     SOLE VOTING POWER

   NUMBER OF
                                50,183,824**
    SHARES
                     8     SHARED VOTING POWER
 BENEFICIALLY
                                0
   OWNED BY

     EACH            9     SOLE DISPOSITIVE POWER

   REPORTING
                                50,183,824**
    PERSON

                     10    SHARED DISPOSITIVE POWER
     WITH
                                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            50,183,824**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                        |_|


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.9%

14     TYPE OF REPORTING PERSON*
            PN

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible Participating Preferred Stock (the "Series G Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series G Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

                                SCHEDULE 13D

CUSIP No.  65333H707                                            Page 3 of 23

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                 (b)   |X|


 3     SEC USE ONLY


 4     SOURCE OF FUNDS*
            OO


 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


 6     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE


                     7     SOLE VOTING POWER

   NUMBER OF
                                73,301,588**
    SHARES
                     8     SHARED VOTING POWER
 BENEFICIALLY
                                0
   OWNED BY

     EACH            9     SOLE DISPOSITIVE POWER

   REPORTING
                                73,301,588**
    PERSON
                     10    SHARED DISPOSITIVE POWER
     WITH
                                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            73,301,588**


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                        |_|


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.3%

14     TYPE OF REPORTING PERSON*
            PN

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series D Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock (the "Series H Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series H Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series H Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                                SCHEDULE 13D

CUSIP No.  65333H707                                            Page 4 of 23

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FL FUND, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                 (b)   |X|

 3     SEC USE ONLY


 4     SOURCE OF FUNDS*
            OO


 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


 6     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE


                     7     SOLE VOTING POWER

   NUMBER OF
                                44,000**
    SHARES
                     8     SHARED VOTING POWER
 BENEFICIALLY
                                0
   OWNED BY

     EACH            9     SOLE DISPOSITIVE POWER

   REPORTING
                                44,000**
    PERSON
                     10    SHARED DISPOSITIVE POWER
     WITH
                                0
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            44,000**

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                        |_|


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14     TYPE OF REPORTING PERSON*
            PN

                             *SEE INSTRUCTIONS
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                                SCHEDULE 13D

CUSIP No.  65333H707                                            Page 5 of 23

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            THEODORE J. FORSTMANN

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                 (b)   |X|

 3     SEC USE ONLY


 4     SOURCE OF FUNDS*
            PF


 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|



 6     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES


                     7     SOLE VOTING POWER

   NUMBER OF
                                800,000
    SHARES
                     8     SHARED VOTING POWER
 BENEFICIALLY
                                0
   OWNED BY


     EACH            9     SOLE DISPOSITIVE POWER

   REPORTING
                                800,000
    PERSON
                     10    SHARED DISPOSITIVE POWER
     WITH
                                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            800,000


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                        |_|


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2%

14     TYPE OF REPORTING PERSON*
            IN

This Amendment No. 8, filed on behalf of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), FL Fund, L.P., a Delaware limited partnership ("FL Fund", and together with MBO-VII and Equity-VI, the "FL Partnerships"), and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with MBO-VII, Equity-VI and FL Fund, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on January 25, 2000, as amended by Amendment No. 1 filed on May 25, 2000, Amendment No. 2 filed on June 16, 2000, Amendment No. 3 filed on July 10, 2000, Amendment No. 4 filed on May 1, 2001, Amendment No. 5 filed on June 6, 2001, Amendment No. 6 filed on December 3, 2001 and Amendment No. 7 filed on January 22, 2002 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.02 per share, of XO Communications, Inc., a Delaware corporation ("XO"). Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and, together with Equity VII, the "FL Investors"), Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex"), and XO have entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated January 15, 2002, a copy of which is attached to this Schedule 13D as Exhibit 22. FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI and Equity-VII. FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII and MBO-VIII. Mr. Forstmann is a general partner of FLC XXXII and FLC XXXIII and a general partner of the general partners of FLC XXXI Partnership, L.P.,a New York limited partnership doing business as Forstmann Little & Co. ("FLC XXXI"). FLCXXXI is the general partner of FL Fund. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.  Purpose of Transaction
         ----------------------
Item 4 is hereby amended to add the following:

     On June 6, 2002, Fried, Frank, Harris, Shriver & Jacobson, counsel to Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and, together with Equity VII, the "FL Investors"), and Latham & Watkins, counsel to Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex" and together with the FL Investors, the "Investors"), sent a letter to Willkie, Farr & Gallager, counsel to XO Communications, Inc. (the "Company"), a copy of which is attached hereto as
Exhibit 27. This letter states that the Investors believe that it is virtually impossible that the conditions to the Investors' obligations under the Stock Purchase Agreement, dated as of January 15, 2002 (the "Stock Purchase Agreement"), among the Company, the FL Investors and Telmex, a copy of which is attached to this Schedule 13D as Exhibit 22, will ever be satisfied. The letter also states that the Investors will not undertake any further actions in connection with the Company's ongoing restructuring efforts (including engaging in any discussions or negotiations with respect to alternative transactions) that are not required by the terms of the Stock Purchase Agreement. In addition, the letter states that the the Investors request that the Company mutually agree with the Investors to terminate the Stock Purchase Agreement to clarify for all of the Company's stakeholders the restructuring options actually available to the Company. The letter further states that if the Company fails to do so, the Investors reserve all of their rights to terminate the Stock Purchase Agreement. The foregoing description of the letter, dated June 6, 2002, is not intended to be complete and is qualified in its entirety by the complete text of the letter, which is incorporated herein by reference. The letter, dated June 6, 2002, is filed as Exhibit 27 hereto.


ITEM 5.      Interest in Securities of the Issuer
             ------------------------------------

Item 5 is hereby amended as follows:

     The following information is as of June 6, 2002:

     (i) MBO-VII:

     (a) Amount Beneficially Owned:

     MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 34,375,000 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series C Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00.

     MBO-VII directly owns 268,750 shares of Series G Preferred, which are convertible into 15,808,824 shares of Class A Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series G Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

     FLC XXXIII, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXIII.

     The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately 12.9% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder (the "Act"), and there being 337,791,856 shares of Class A Common Stock outstanding as of May 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2002.

     (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

          (i) sole power to vote or to direct the vote - 50,183,824.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 50,183,824.

          (iv)  shared power to dispose or to direct the disposition of --
                None.

     (ii) Equity-VI:

     (a) Amount Beneficially Owned:

     Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 15,592,647 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

     Equity-VI directly owns 131,052 shares of Series H Preferred, which are convertible into 7,708,941 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

     Equity-VI directly owns 50,000,000 shares of Class A Common Stock.

     FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXII.

     The shares of (i) Series D Preferred and Series H Preferred as calculated above on an as-converted basis and (ii) Common Stock beneficially owned by Equity-VI represent approximately 20.3% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 337,791,856 shares of Class A Common Stock outstanding as of May 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2002.

     Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

          (i)  sole power to vote or to direct the vote - 73,301,588.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 73,301,588.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iii) FL Fund:

     (a)  Amount Beneficially Owned:

     FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 32,353 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

     FL Fund directly owns 198 shares of Series H Preferred, which are convertible into 11,647 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

     FLC XXXI, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie
C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to
Item 2(b) of this statement) are the general partners of each of FLC XXIX and FLC XXXIII.

     The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 337,791,856 shares of Class A Common Stock outstanding as of May 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2002.

     (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

          (i)  sole power to vote or to direct the vote - 44,000.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
               44,000.

          (iv) shared power to dispose or to direct the disposition of --
               None.

     (iv) Theodore J. Forstmann:

     (a) Amount Beneficially Owned:

     Mr. Forstmann directly owns 800,000 shares of Class A Common Stock.

     The shares of Class A Common Stock beneficially owned by Mr. Forstmann represents 0.2% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 337,791,856 shares of Class A Common Stock outstanding as of May 1, 2002, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2002.

     (b) Number of shares as to which Mr. Forstmann has:

          (i)  sole power to vote or to direct the vote - 800,000.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
               800,000.

          (iv) shared power to dispose or to direct the disposition of --
               None.

          (v) Except as set forth above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in Schedule I, beneficially owns any shares of Class A Common Stock or has effected any transactions in shares of Class A Common Stock during the preceding 60 days.

           (vi) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the FL Partnerships is governed by the limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.


ITEM 7. Material to be Filed as Exhibits
        --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated December 7, 1999, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

2. Registration Rights Agreement, dated as of January 20, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.*

6.   Joint Filing Agreement.*

7. Stock Purchase Agreement, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

8. Amended and Restated Registration Rights Agreement, dated as of July 6, 2000, between XO (f/k/a NEXTLINK) and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Agreement and Waiver, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII, Equity-VI and FL Fund.*

12. Amendment and Stock Purchase Agreement, dated as of April 25, 2001, by and between XO and the FL Partnerships.*

13. Form of Second Amended and Restated Registration Rights Agreement, dated as of _____, 2001, to be entered into by and between XO and the FL Partnerships.*

14. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

15. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

16. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

17. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

18.  Joint Filing Agreement.*

19. Term Sheet, dated November 28, 2001, among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and XO
     Communications, Inc. *

20. Letter Agreement, dated November 21, 2001, between Telefonos de Mexico, S.A. de C.V. and Forstmann Little & Co. *

21. Letter, dated November 28, 2001, from Telefonos de Mexico, S.A. de C.V. to Forstmann Little & Co. *

22. Stock Purchase Agreement, dated as of January 15, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V. *

23. Form of Stockholders Agreement, , dated as of _____, 2002, by and among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout
     Partnership-VIII, L.P., Telefonos de Mexico, S.A. de C.V. and XO Communications, Inc. *

24. Form of Registration Rights Agreement, dated as of _____, 2002, among XO Communications, Inc., Forstmann Little & Co. Equity
     Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and Telefonos de Mexico, S.A. de C.V. *

25. Form of Amended and Restated Certificate of Incorporation of XO Communications, Inc. *

26.  Form of Restated Bylaws of XO Communications, Inc. *

27. Letter, dated June 6, 2002, from Fried, Frank, Harris, Shriver & Jacobson and Latham & Watkins to Willkie, Farr & Gallagher.

----------
* Previously filed.

                                 SIGNATURE
                                 ---------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2002

                          FORSTMANN LITTLE & CO. SUBORDINATED
                          DEBT AND EQUITY MANAGEMENT BUYOUT
                          PARTNERSHIP-VII, L.P.


                          By:      FLC XXXIII Partnership, L.P.
                                   its general partner

                          By:      /s/ Winston W. Hutchins
                                   ----------------------------------------
                                   Winston W. Hutchins,
                                   a general partner

                          FORSTMANN LITTLE & CO. EQUITY
                          PARTNERSHIP-VI, L.P.

                          By:      FLC XXXII Partnership, L.P.
                                   its general partner

                          By:      /s/ Winston W. Hutchins
                                   ----------------------------------------
                                   Winston W. Hutchins,
                                   a general partner


                          FL FUND, L.P.

                          By:    FLC XXXI Partnership, L.P.
                                 its general partner

                              By: FLC XXIX Partnership, L.P.
                                  a general partner

                          By:     /s/ Winston W. Hutchins
                                  -----------------------------------------
                                  Winston W. Hutchins,
                                  a general partner

                                  /s/ Theodore J. Forstmann
                                  ----------------------
                                  Theodore J. Forstmann

                                                                 Schedule I


                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.


                           Theodore J. Forstmann
                             Sandra J. Horbach
                            Winston W. Hutchins
                              Thomas H. Lister
                             Jamie C. Nicholls
                              Gordon A. Holmes




                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.



                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes